Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

January 31, 2025

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Aardvark Therapeutics, Inc.

4370 La Jolla Village Drive, Suite 1050

San Diego, CA 92122

Telephone: (858) 225-7696

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND SECURE FILE TRANSFER

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah, Mary Mast, Tamika Sheppard and Laura Crotty

RE:	Aardvark Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-284440

CIK No. 0001774857

Rule 83 Confidential Treatment Requested by Aardvark Therapeutics, Inc.

Dear Ladies and Gentlemen:

On behalf of Aardvark Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 21, 2024 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on October 24, 2024, and subsequently publicly filed by the Company with the Commission on January 23, 2025 (File No. 333-284440) (the “Registration Statement”), we submit this supplemental letter to address Comment 8 of the Comment Letter, concerning valuation considerations related to the Company’s equity awards.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

January 31, 2025

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with its initial public offering (“IPO”), the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment, which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Jeff Hartlin at (650) 320-1804 before it permits any disclosure of the bracketed information in this letter.

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control, including then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock (“Common Stock”) prior to the IPO, the estimated fair value of the Common Stock underlying the Company’s stock option awards has been determined by the Company’s board of directors (the “Board”) as of each option grant date with input from management, considering the most recently available third-party valuations of Common Stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. The Board considered various objective and subjective factors to determine the estimated fair value of the Common Stock as of each grant date including:

•

the prices of the Company’s convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of its convertible preferred stock relative to those of its Common Stock;

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 31, 2025

•

the Company’s stage of development and business strategy, including the status of research and development efforts of its product candidates and the material risks related to its business and industry;

•	the Company’s results of operations and financial position, including its levels of available capital resources;

•

the valuation of publicly traded companies in the life sciences and biotechnology sectors at a similar stage of development and commercial growth, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of the Common Stock as a private company;

•	the likelihood of achieving a liquidity event for the holders of the Common Stock, such as an initial public offering or a sale of the company, given prevailing market conditions;

•	trends and developments in the Company’s industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches and various methodologies for allocating the value of an enterprise to its capital structure and specifically the Common Stock.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes of capital stock to determine the estimated fair value of the Common Stock at each valuation date.

•

Market Approach (the “Market Approach”). Under this valuation method, the Company estimates the fair value of the Common Stock based upon the Company’s prior sales of shares of its convertible preferred stock to unrelated third parties.

•

Black-Scholes Option Pricing Method (“OPM”). This valuation method estimates the value of the Common Stock using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of Common Stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred shares, as well as their rights to participation, and the share prices of the outstanding options. Thus, the value of the Common Stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the Common Stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 31, 2025

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share of Common Stock based on the probability-weighted present value of expected future investment returns for the Common Stock, considering each of the possible outcomes considered by the Company, in light of the rights and preferences of each class and series of stock, discounted for a lack of marketability.

•

Hybrid Method (“Hybrid Method”). The Hybrid Method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

The Company’s most recent third-party valuations of the estimated fair value of its Common Stock were as follows:

Valuation Date	Estimated Fair Value per Common Share
1/31/2024	$0.34
6/26/2024	$0.50
10/9/2024	$0.83

The following table summarizes by grant date the number of stock options granted by the Company since February 1, 2023, the exercise price per share of Common Stock underlying the stock options and the estimated fair value of a share of Common Stock on each grant date:

Grant date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price per Share of Common Stock	Estimated Fair Value per Share of Common Stock	Valuation Date
7/21/2024	2,833,374*	$0.50	$0.50	June 26, 2024
8/23/2024	630,000	$0.50	$0.50	June 26, 2024
9/1/2024	1,500,000	$0.50	$0.50	June 26, 2024
10/2/2024	146,000	$0.50	$0.50	June 26, 2024
10/7/2024	80,000	$0.50	$0.50	June 26, 2024
10/14/2024	120,000	$0.83	$0.83	October 9, 2024
11/14/2024	365,000	$0.83	$0.83	October 9, 2024
12/18/2024	250,000	$0.83	$0.83	October 9, 2024

*

Excludes options to purchase 1,500,000 shares of Common Stock that were canceled prior to the vesting commencement date, as the optionholder, a prospective employee, did not commence employment with the Company.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 31, 2025

For awards issued between the valuation dates, the Company considered the amount of time between the valuation date and the grant date and whether any significant changes occurred since the last valuation date to determine whether the most recent valuation provided an appropriate basis for determining the estimated fair value of the Common Stock as of the grant date. When the Board determined, based on the consideration of the factors listed above, that there had not been significant changes in the value of the Common Stock since the most recent valuation date, the fair value of the Common Stock as of the date of the most current valuation report was used.

The Company has not granted any options since December 18, 2024 and does not currently intend to grant any options prior to the effectiveness of the Registration Statement. The Board has approved the grant of an option to purchase 200,000 shares of Common Stock that will be granted to an employee on the date of effectiveness of the Registration Statement and will have an exercise price equal to the public offering price for the IPO.

SUMMARY OF VALUATIONS PERFORMED

In order for the Board to determine the estimated fair value of the Common Stock, the Company obtained independent third-party valuations of its Common Stock as of January 31, 2024 (the “January 31, 2024 Valuation”), June 26, 2024 (the “June 26, 2024 Valuation”) and October 9, 2024 (the “October 9, 2024 Valuation”).

January 31, 2024 Valuation (No options were granted using this valuation)

As of January 31, 2024, the Board determined the estimated fair value of the Common Stock to be $0.34 per share based in part on the third-party valuation report that was obtained as of that date.

For the January 31, 2024 Valuation, the Company utilized an OPM method to derive the implied equity value for the Company, whereby it applied a market adjustment to the prior July 31, 2022 Valuation given the Company had not completed a recent equity financing. The Company applied a [***]% downward adjustment to the OPM allocable value from the prior valuation, given declines in selected guideline public companies’ market capitalizations and the biotechnology index during the period, which resulted in an allocable equity value of approximately $[***] million. In addition, an option-based approach based on an average of the Finnerty, Protective Put and Asian put models was performed to estimate a [***]% discount for lack of marketability (“DLOM”) for the Common Stock. The Company estimated the expected timing of a potential liquidity event was [***] years, based on management’s best estimates and an analysis of market conditions. The concluded fair value was $0.34 per share.

June 26, 2024 Valuation (Used to determine fair value of Common Stock for options granted from July 21, 2024 through October 7, 2024)

As of June 26, 2024, the Board determined the estimated fair value of the Common Stock to be $0.50 per share based in part on the third-party valuation report that was obtained as of that date.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 31, 2025

The following are among the qualitative factors considered by the Board in determining the fair value of the Common Stock and resulted in the increased fair value of the Common Stock compared to the January 31, 2024 Valuation:

•

the sale and issuance (the “Series C Financing”) of 48,030,730 shares of its Series C preferred stock at $1.7697 per share for gross proceeds of $85.0 million in May 2024, of which approximately $80.2 million was invested by new investors;

•	continued progress in the ongoing development of ARD-101;

•	analysis of results of the first part of the Company’s Prader-Willi Syndrome (“PWS”) Phase 2 clinical trial, which showed strong signal of effect; and

•	progress in enrollment of the second part of the Company’s PWS Phase 2 clinical trial, as well as preliminary results from two patients in the second part of this trial.

For the June 26, 2024 Valuation, the Company used the OPM backsolve method to derive the implied equity value for the Company, using the Series C Financing, which closed in two closings in May 2024. Due to the negative market conditions that occurred between the Series C Financing date and the June 26, 2024 Valuation date, a [***]% downward market adjustment was applied to the enterprise value estimated as of the Series C Financing date, which resulted in an allocable equity value of approximately $[***] million in the June 26, 2024 Valuation. In addition, an option-based approach based on an average of the Finnerty and Asian put models was performed to estimate a [***]% DLOM for the Common Stock. The Company estimated the expected timing of a potential liquidity event was [***] years, based on management’s best estimates and an analysis of market conditions. The concluded fair value was $0.50 per share.

For the period from the date of the June 26, 2024 Valuation to October 7, 2024, the Board determined there were no internal or external developments since the date of such valuation that warranted a change in the estimated fair value of the Common Stock.

October 9, 2024 Valuation (Used to determine fair value of Common Stock for options granted on October 14, 2024, November 14, 2024 and December 18, 2024)

As of October 9, 2024, the Board determined the estimated fair value of the Common Stock to be $0.83 per share based in part on the third-party valuation report that was obtained as of that date.

The following are among the qualitative factors considered by the Board in determining the fair value of the Common Stock and resulting in the increased fair value of the Common Stock compared to the June 26, 2024 Valuation:

•

continued progress in the Company’s ongoing clinical development of ARD-101, including correspondence with the U.S. Food and Drug Administration of its alignment with the Company on the trial design for the Company’s PWS Phase 3 clinical trial;

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 31, 2025

•	completed enrollment and dosing of subjects in the second part of the Company’s PWS Phase 2 clinical trial;

•

the availability of the full data set for the second part of the Company’s PWS Phase 2 clinical trial around October 7, 2024, which reinforced the Company’s conviction in the conclusions from the first part of the Phase 2 clinical trial;

•	the hiring of a Chief Medical Officer in September 2024; and

•	the Company’s IPO organizational meeting held on October 9, 2024.

Based on the above, the Company included an IPO scenario (“IPO Scenario”) along with the OPM scenario in this valuation, which was prepared using the Hybrid Method. The Company assigned the following probabilities to the scenarios:

Scenario	Probability	Fair Value per Share Pre-DLOM		DLOM	Adjusted Fair Value per Share		Weighted
OPM	[***]%	$	[***]	[***]%	$	[***]	$	[***]
IPO Scenario	[***]%	$	[***]	[***]%	$	[***]	$	[***]
$0.83

The Company estimated the time to a potential liquidity event at [***] years and [***] years in the OPM and IPO Scenario, respectively, reflecting management’s best estimate and an analysis of market conditions. The Company also applied a DLOM as noted in the table above, based on an average of the Finnerty and Asian put models. The resulting present value of the allocable equity value for the OPM and IPO Scenario was approximately $[***] million and $[***] million, respectively. The Company estimated the probability of the OPM and IPO Scenario at [***]% and [***]%, respectively, based on management’s best estimate and an analysis of market conditions. The concluded fair value was $0.83 per share.

For the period from the date of the October 9, 2024 Valuation to December 18, 2024, the Board determined there were no internal or external developments since the date of such valuation that warranted a change in the estimated fair value of the Common Stock.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Midpoint Price

The Company believes that the difference between the fair value of its Common Stock as of October 9, 2024, of $0.83 per share, and the Midpoint Price of the Preliminary Price Range provided above of approximately $[***] per share of its Common Stock, is the result of the following developments that occurred subsequent to October 9, 2024:

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 31, 2025

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted or discounted for a lack of marketability, in contrast to the Company’s prior valuations of its Common Stock, which considered multiple potential outcomes, such as a remaining a privately held company, which would result in a lower valuation of the Common Stock than its IPO. In the October 9, 2024 Valuation, the probability weighting of the IPO Scenario was [***]%. If the Company had instead applied a weighting of 100% to the IPO Scenario, the fair value of the Common Stock in the October 9, 2024 Valuation would have been $[***] per share (before giving effect to any DLOM or time value of money).

•

The holders of the shares of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of the shares of Common Stock, including the right to receive dividends prior to any dividends being declared or paid on any shares of Common Stock and liquidation payments of $129.1 million in preference to the holders of shares of Common Stock. Upon the closing of the IPO, all of the Company’s redeemable convertible preferred stock will convert, on a share-for-share basis, into shares of Common Stock, thus eliminating the preferences and rights enjoyed by the holders of such convertible preferred stock, resulting in a higher valuation of shares of Common Stock that are fully marketable without the restrictions that existed prior to the IPO.

•

The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Preliminary Price Range.

•

The Company advanced the status of the Commission’s review of the Registration Statement, including clearing substantially all of the Commission’s comments on December 31, 2024, and the public filing of the Registration Statement on January 23, 2025.

•

The additional progress made by the Company in its planned IPO, including holding testing-the-waters meetings (“TTW”) with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In particular, the Company held a number of TTW meetings with key investors in January 2025. As the investor feedback from these January 2025 meetings was favorable, the Company has assessed that there is a potential strong market demand for the Company’s securities and has estimated that the value of the Company’s securities, as determined by the public markets, would be at the midpoint of the Preliminary Price Range.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to the public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility to potentially obtain regulatory approval for and commercialize product candidates in development.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 31, 2025

•

In determining the Preliminary Price Range, the lead underwriters focused on forward-looking valuation methodologies to triangulate valuation, including a discounted cash flow analysis, as well as factors likely to affect the Company’s revenues and profitability, and relevant trading multiples. In contrast to the metrics used to determine the Preliminary Price Range, the valuations of the Common Stock were determined in accordance with the guidelines outlined in the Practice Aid as described herein and on pages 112 and 113 of the Registration Statement. The Company, in preparing its valuations of shares of Common Stock, applied analyses that estimated the fair value of the Common Stock utilizing projected and historical financial data, comparisons of similar business and relevant acquisitions, and considered a range of possible exits (both upside and downside scenarios).

•

The valuations of comparable companies that completed or launched IPOs in 2023 and 2024, as well as such companies’ performance in the months following their IPOs, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e., reflecting step-up multiples in the IPO.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the lead underwriters, based on the current market environment, including considering that the IPO market appears to be more favorable than was anticipated during the fourth quarter of 2024, and the supply and demand for such investment opportunities in the marketplace.

Based on the above analysis, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, the Company believes that the estimated fair values of its Common Stock as determined by the Board since October 2024 are consistent with the increasing value of its Common Stock in connection with its progression towards an IPO. The Company respectfully submits that the determination of the fair value of the shares of Common Stock for financial reporting purposes is appropriate.

*  *  *

If you require any additional information on the matters contained in this letter, or if I can provide you with any other information that will facilitate your review, please do not hesitate to contact me at (650) 320-1804.

Sincerely,

/s/ Jeffrey T. Hartlin
Jeffrey T. Hartlin of PAUL HASTINGS LLP

cc:

Nelson Sun, Aardvark Therapeutics, Inc.

Samantha H. Eldredge, Paul Hastings LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP

Jean Park, Cooley LLP

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.